UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

General Communication, Inc.

(Name of Issuer)

Class A Common Stock, no par value (“Class A Common Stock”)

Class B Common Stock, no par value (“Class B Common Stock”)

(Title of Class of Securities)

Class A Common Stock:    369385  10  9

Class B Common Stock:    369385  20  8

(CUSIP Number)

Raymond L. Sutton, Jr.

Baker & Hostetler LLP

303 East 17th Avenue, Suite 1100

Denver, CO 80203

(303) 861-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary Magness

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A Common Stock: 571,245 (1) Class B Common Stock: 433,924

	8.	Shared Voting Power Class A Common Stock: 0 Class B Common Stock: 0

	9.	Sole Dispositive Power Class A Common Stock: 571,245 (1) Class B Common Stock: 433,924

	10.	Shared Dispositive Power Class A Common Stock: Class B Common Stock:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 571,245 (1) (2) Class B Common Stock: 433,924 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 1.05% Class B Common Stock: 11.23%

14.	Type of Reporting Person (See Instructions) IN

(1)  Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock.  The numbers of shares of Class A Common Stock shown in rows 7 through 11 assume that each share of Class B Common Stock shown in rows 7 through 11 has been converted into a share of Class A Common Stock.

(2)  See Item 5.

Item 1.	Security and Issuer

Gary Magness hereby amends and supplements the statement on Schedule 13D (the “Statement”) with respect to the following shares of stock of General Communication, Inc. (the “Company”) beneficially owned by Mr. Magness:

1. General Communication, Inc. Class A Common Stock, no par value (“Class A Common Stock”); and
2. General Communication, Inc. Class B Common Stock, no par value (“Class B Common Stock,” together with the Class A Common Stock, the “Company Securities”).
The Company’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

On December 11, 2002, Magness Securities, LLC (“Magness Securities”) distributed to Mr. Magness 44,331 shares of Class A Common Stock and 49,610 shares of Class B Common Stock.  At the time of this distribution, Mr. Magness owned a 50.0% membership interest in Magness Securities.

Prior to March 29, 2003, Mr. Magness and his brother, Kim Magness (“Kim”), each owned a 50.0% membership interest in each of Magness Securities and Magness FT Investment Company LLC (“Magness FT”) and Kim was the manager of both companies.  Upon Kim’s death on March 29, 2003, the Estate of Kim Magness became an economic interest holder in Magness Securities and Magness FT and Gary Magness became the sole member and manager of each company.  On May 29, 2003, Magness Securities distributed to Mr. Magness 44,331 shares of Class A Common Stock and 49,610 shares of Class B Common Stock.  On December 3, 2004, Magness FT distributed 38,334 shares of Class A Common stock and 310,304 shares of Class B Common stock in connection with its liquidation and distribution of its assets.  Magness FT distributed its assets to Gary in exchange for the relinquishment of his interests in the company.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

The distribution of the Company Securities by Magness Securities to Mr. Magness on December 11, 2002 was made to change the form of beneficial ownership by Mr. Magness in these securities from indirect to direct.

The distribution of the Company Securities by Magness Securities and Magness FT subsequent to March 29, 2003 were made in connection with the administration of the Estate of Kim Magness by the co-personal representatives thereof.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:
(a) The aggregate number and percentage of the Company Securities beneficially owned by Mr. Magness are as follows:

Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class Power (1)	Total Voting Power (1) (2)
Class A Common Stock	571,245	(2)(3)(4)(5)	1.05%	5.30%
Class B Common Stock	433,924	(2)(3)(4)(5)	11.23%

(1) Based on 54,205,376 shares of Class A Common Stock and 3,865,686 shares of Class B Common Stock outstanding on October 28, 2004.

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock.  The number of shares of Class A Common Stock shown in this Item 5 includes those shares of Class A Common Stock to be received upon conversion of all shares of Class B Common Stock beneficially owned by Mr. Magness.

Each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, Mr. Magness may be deemed to beneficially own voting equity securities representing approximately 5.30% of the voting power with respect to a general election of directors of the Company.

(3) On December 11, 2002, Magness Securities distributed to Mr. Magness 44,331 shares of Class A Common Stock and 49,610 shares of Class B Common Stock.  At the time of this distribution, Mr. Magness owned a  50.0%  membership in Magness Securities.

(4) On May 29, 2003, Magness Securities distributed to Mr. Magness 44,331 shares of Class A Common Stock and 49,610 shares of Class B Common Stock.  At the time of this distribution, Mr. Magness was the sole member of Magness Securities and owned a 50.0%  economic interest in the company.

(5) On December 3, 2004, Magness FT agreed to liquidate and distribute all of its assets to its members.  Mr. Magness received 38,334 shares of Class A Common Stock and 310,304 shares of Class B Common Stock in connection with the liquidation.  At the time of the liquidation, Mr. Magness was the sole member of Magness FT and owned a 50.0% economic interest in the company.

(b)  The following indicates the number of shares of Company Securities as to which Mr. Magness possesses sole voting power, shared voting power, sole dispositive power, or shared dispositive power:

Title of Class	Sole Voting Power	Shared Voting Power
Class A Common Stock	571,245	0
Class B Common Stock	433,924	0

Title of Class	Sole Dispositive Power	Shared Dispositive Power
Class A Common Stock	571,245	0
Class B Common Stock	433,924	0

(c) The transactions described in Item 3 are the only transactions effected during the last sixty days by the persons named in Item 5(a) above.

(d) No person is known by Mr. Magness to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby deleted in its entirety and replaced with the following: None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2004
Date
/s/ Gary Magness
Signature
Gary Magness
Name/Title